SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Entravision Communications Corporation

(Name of Issuer)

Class A Common Stock

(Class of Securities)

29382R 10 7

(CUSIP Number)

Alexandra Seros, Individually, as Personal Representative of the Estate of Walter F. Ulloa, and as Trustee of The Seros Ulloa Family Trust of 1996

Thomas Strickler, as Trustee of The Walter F. Ulloa Irrevocable Trust of 1996

c/o Entravision Communications Corporation

2425 Olympic Boulevard, Suite 6000 West

Santa Monica, California 90404

Telephone: (310) 447-3870

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2022

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of Reporting Persons: Estate of Walter F. Ulloa
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO – See Item 3
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 2,702,783(1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 2,702,783(1)
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,702,783(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 3.5%(2)
(14)	Type of Reporting Person (See Instructions): OO – See Item 2

(1)

Includes 1,502,783 shares of Class A common stock, $0.0001 par value per share (“Class A Common Stock”), fully vested options to purchase 150,000 shares of Class A Common Stock, and fully vested restricted stock units to acquire 1,050,000 shares of Class A Common Stock. Pursuant to the terms of Mr. Ulloa’s employment agreement, all unvested time-based equity awards held by him under the issuer’s 2004 Equity Incentive Plan (the “Plan”) vested automatically upon his death.

(2)

The percent of class was calculated based on 61,465,531 shares of the issuer’s Class A Common Stock outstanding, and 14,127,613 shares of the issuer’s Class B common stock, $0.0001 par value per share (“Class B Common Stock”), outstanding, in each case as of October 31, 2022, as disclosed in the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) by Entravision Communications Corporation on November 4, 2022, after giving effect to all 14,127,613 shares of Class B Common Stock automatically converting into Class A Common Stock as a result of Mr. Ulloa’s death on December 31, 2022.

(1)	Name of Reporting Persons: Alexandra Seros, as Trustee of The Seros Ulloa Family Trust of 1996
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO – See Item 3
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 10,599,517 (1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 10,599,517 (1)
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,599,517 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 14.0% (2)
(14)	Type of Reporting Person (See Instructions): OO – See Item 2

(1)

Consists of 10,599,517 shares of Class A Common Stock held of record by Alexandra Seros, as Trustee of The Seros Ulloa Family Trust of 1996 (the “Seros Ulloa Family Trust”). Alexandra Seros, who was Mr. Walter Ulloa’s wife, became the sole trustee to the Seros Ulloa Family Trust following Mr. Ulloa’s death on December 31, 2022. Ms. Seros has sole voting and dispositive power over the shares held of record by the Seros Ulloa Family Trust.

(2)

The percent of class was calculated based on 61,465,531 shares of the issuer’s Class A Common Stock outstanding, and 14,127,613 shares of the issuer’s Class B Common Stock outstanding, in each case as of October 31, 2022, as disclosed in the Quarterly Report on Form 10-Q filed with the SEC by Entravision Communications Corporation on November 4, 2022, after giving effect to all 14,127,613 shares of Class B Common Stock automatically converting into Class A Common Stock as a result of Mr. Ulloa’s death on December 31, 2022.

(1)	Name of Reporting Persons: Thomas Strickler, as Trustee of The Walter F. Ulloa Irrevocable Trust of 1996
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO – See Item 3
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 889,848 (1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 889,848 (1)
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 889,848 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 1.2% (2)
(14)	Type of Reporting Person (See Instructions): OO – See Item 2

(1)

Consists of 889,848 shares of Class A Common Stock held of record by Thomas Strickler, as Trustee of The Walter F. Ulloa Irrevocable Trust of 1996 (the “Ulloa Irrevocable Trust”). Mr. Strickler has sole voting and dispositive power over the shares held of record by the Ulloa Irrevocable Trust.

(2)

The percent of class was calculated based on 61,465,531 shares of the issuer’s Class A Common Stock outstanding, and 14,127,613 shares of the issuer’s Class B Common Stock outstanding, in each case as of October 31, 2022, as disclosed in the Quarterly Report on Form 10-Q filed with the SEC by Entravision Communications Corporation on November 4, 2022, after giving effect to all 14,127,613 shares of Class B Common Stock automatically converting into Class A Common Stock as a result of Mr. Ulloa’s death on December 31, 2022.

(1)	Name of Reporting Persons: Alexandra Seros
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO – See Item 3
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 13,302,725(1)
	(8)	Shared Voting Power
	(9)	Sole Dispositive Power 13,302,725(1)
	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,203,725(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 17.6% (2)
(14)	Type of Reporting Person (See Instructions): IN

(1)

Includes 425 shares held directly by Ms. Seros, 2,702,783 shares held by the Estate of Walter F. Ulloa, for which Ms. Seros has been appointed as Personal Representative, and 10,599,517 shares of Class A Common Stock held by the Family Trust, for which Ms. Seros became the sole trustee as the result of Mr. Ulloa’s death.

(2)

The percent of class was calculated based on 61,465,531 shares of the issuer’s Class A Common Stock outstanding, and 14,127,613 shares of the issuer’s Class B Common Stock outstanding, in each case as of October 31, 2022, as disclosed in the Quarterly Report on Form 10-Q filed with the SEC by Entravision Communications Corporation on November 4, 2022, after giving effect to all 14,127,613 shares of Class B Common Stock automatically converting into Class A Common Stock as a result of Mr. Ulloa’s death on December 31, 2022.

EXPLANATORY NOTE:

This Amendment No. 1 to Schedule 13D amends and restates, as indicated, the Schedule 13D filed on May 15, 2020 relating to the Class A Common Stock of Entravision Communications Corporation. This Amendment No. 1 to Schedule 13D is being filed as a result of Walter F. Ulloa’s death on December 31, 2022.

ITEM 1.	SECURITY AND ISSUER

This statement of beneficial ownership on Schedule 13D (this “Statement”) relates to the shares of Class A Common Stock, $0.0001 par value per share (the “Common Stock”), of Entravision Communications Corporation, a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 2425 Olympic Boulevard, Suite 6000 West, Santa Monica, California 90404.

ITEM 2.	IDENTITY AND BACKGROUND

(a) This Statement is being filed by jointly by the following persons:

The Estate of Walter F. Ulloa (the “Estate”);

Alexandra Seros, Individually and as Personal Representative of the Estate (“Seros”);

Alexandra Seros, as Trustee for The Seros Ulloa Family Trust of 1996 (the “Seros Ulloa Family Trust”); and

Thomas Strickler, as Trustee for The Walter F. Ulloa Irrevocable Trust of 1996 (the “Ulloa Irrevocable Trust”)

(each a “Reporting Person” and collectively the “Reporting Persons”)

(b) The business address for each of the Reporting Persons is:

c/o Entravision Communications Corporation

2425 Olympic Boulevard, Suite 6000 West

Santa Monica, California 90404

(c) Prior to his death, Mr. Ulloa was the Chairman of the Board and Chief Executive Officer of the Issuer, whose address is: 2425 Olympic Boulevard, Suite 6000 West, Santa Monica, California 90404. The Estate was created as a result of Mr. Ulloa’s death. Ms. Seros, an author and writer, is the widow of Mr. Ulloa.

(d) None of the Reporting Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons during the last five years has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Seros is a natural person and citizen of the United States of America. The Estate was created under the laws of California following the death of Mr. Ulloa.

Each of the Seros Ulloa Family Trust and the Ulloa Irrevocable Trust is a trust created under the laws of California.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Other than 425 shares of Class A Common Stock held by Ms. Seros which were acquired with personal funds, all of the shares of Class A Common Stock beneficially owned by the Reporting Persons were acquired by (1) the automatic conversion of the Issuer’s Class B Common Stock that occurred as a result of Mr. Ulloa’s death, which shares were previously acquired prior to the Issuer’s initial public offering in August 2000 and (2) upon the vesting of restricted stock units or the exercise of stock options granted by the Issuer in connection with Mr. Ulloa’s employment with the Issuer prior to his death.

ITEM 4.	PURPOSE OF TRANSACTION

On December 31, 2022, as a result of Mr. Ulloa’s death, 10,599,517 shares of Class B Common Stock held by the Seros Ulloa Family Trust, and 889,848 shares of Class B Common Stock held by the Ulloa Irrevocable Trust automatically converted into an equal number of shares of Class A Common Stock of the Issuer, and the Estate acquired beneficial ownership of 2,702,783 shares of Class A Common Stock. Additionally, as a result of Mr. Ulloa’s death, Ms. Seros became the sole trustee to the Seros Ulloa Family Trust.

In addition, as a result of Mr. Ulloa’s death and the automatic conversion of all of the Issuer’s outstanding Class B Common Stock into Class A Common Stock, the Amended and Restated Voting Agreement, dated April 29, 2020 (the “Voting Agreement”), between Mr. Ulloa and Paul A. Zevnik, one of the Issuer’s directors and Interim Chairman of the Board, terminated by its terms. As a result of the termination of the Voting Agreement, Mr. Zevnik is no longer a reporting person under this Statement.

Each of the Reporting Persons holds the shares covered by this statement for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon such Reporting Person’s continuing assessments of the Issuer’s business, affairs and financial position, other developments concerning the Issuer, the price level of the Issuer’s Class A Common Stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities, and may in the future take such actions with respect to his, her or its investment in the Issuer as he, she or it deems appropriate in light of the circumstances existing from time to time. The Reporting Persons may also discuss items of mutual interest with the Issuer, which could include items in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

The information contained in Item 3 of this Statement is incorporated by reference herein.

(a), (b) The responses of the Reporting Persons with respect to Rows 7 through 13 of the respective cover pages of the individual Reporting Persons to this Statement, including the footnotes thereto, are incorporated by reference herein.

(c) The information contained in Item 3 to this Statement is incorporated in its entirety into this Item 5(c). On December 14, 2022, Mr. Ulloa received an award of 750,000 restricted stock units under the Issuer’s Plan. On December 20, 2022, 248,102 shares of Class A Common Stock were withheld by the Issuer to satisfy tax withholding obligations with respect to the vesting and settlement of certain restricted stock units held by Mr. Ulloa under the Plan. As a result of Mr. Ulloa’s death, all time-vesting equity awards held by Mr. Ulloa automatically vested in full on December 31, 2022. Except as disclosed in Item 3 and in this Item 5(c), no Reporting Person has effected any transaction in the Issuer’s Common Stock during the past 60 days.

(d) The residuary beneficiaries of the Estate have the right to receive the economic benefit of any dividends paid with respect to, or proceeds from the sale of, the shares beneficially owned by the Estate. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares of the Issuer’s Class A Common Stock beneficially owned by any of the Reporting Persons.

(e) Not applicable

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.

As described more fully in Item 4, the Voting Agreement between Mr. Ulloa and Mr. Zevnik terminated on December 31, 2022.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1	Joint Filing Agreement dated January 13, 2023.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 13, 2023

ESTATE OF WALTER F. ULLOA

By:	/s/ Alexandra Seros
Alexandra Seros, Personal Representative

By:	/s/ Alexandra Seros
Alexandra Seros

ALEXANDRA SEROS, AS TRUSTEE OF THE SEROS ULLOA FAMILY TRUST OF 1996

By:	/s/ Alexandra Seros
Alexandra Seros, Trustee
THOMAS STRICKLER, AS TRUSTEE OF THE WALTER F. ULLOA IRREVOCABLE TRUST OF 1996

By:	/s/ Thomas Strickler
Thomas Strickler, Trustee